SAGENT HOLDING CO.

c/o Sagent Pharmaceuticals, Inc.

1901 North Roselle Road, Suite 700

Schaumburg, Illinois 60195

April 15, 2011

Via EDGAR Submission and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Karen Ubell

Vanessa Robertson

Donald Abbot

Re:	Sagent Holding Co. (the “Company”)

Registration Statement on Form S-1

(SEC File No. 333-170979), originally filed December 6, 2010

Ladies and Gentlemen:

The Company hereby requests immediate withdrawal of its request for acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-170979, as amended to the date hereof (the “Registration Statement”) set forth in its letter dated April 8, 2011.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein until such Registration Statement is declared effective.

Please contact Dennis M. Myers of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, if you have any questions or concerns regarding this matter.

Sincerely,

SAGENT HOLDING CO.

By:	/s/ Michael Logerfo
Name:	Michael Logerfo
Title:	Chief Legal Officer, Corporate Vice President, and Secretary

cc: Dennis M. Myers, P.C.